Exhibit 99.1

Glass House Brands Announces the Departure of Daryl Kato, Chief Operating Officer

LONG BEACH, CA and TORONTO, MAY 27, 2022 // -- Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced the departure of Daryl Kato, Chief Operating Officer. His responsibilities will be assumed by Hilal Tabsh, Chief Revenue Officer ("CRO"), effective immediately. For more information on Hilal Tabsh, see here.

"In our business, 3 years is a very long time, but Daryl’s impact on what we do every day will be felt here far longer than that: he has put in place many of the fundamental structures that we will build on. We are grateful to Daryl, we are honored to have learned so much from him, and we wish him the best possible good fortune as he seeks new challenges,” said Kyle Kazan, Chairman and Chief Executive Officer of Glass House.

"As I write this message, it strikes me how far we’ve come in three or so years. About that long ago, Glass House was still a group of private companies comprising cultivation facilities, a manufacturing facility and a few dispensaries. Our brands were nascent, our supply chain simple, and the scope of our operations relatively narrow. Today, Glass House Brands is a publicly traded, vertically integrated cannabis company. Daryl has been critical in that transformation and we wish him the best in all of his future endeavors."

“Daryl has led each of his teams to new heights. Today, we package more than 10 times the number of 1/8th ounce jars per month than when Daryl started, in addition to having dozens of new strains, countless new formats and SKUs, and several additional brands. In scaling up, Daryl managed to realize tremendous cost savings throughout our supply chain. Sales of Glass House Farms products grew 30x, establishing it as a consistent fixture in the top 5 flower brands in the state, by both dollars and units.1 GHF is now one of the best-known labels in the entire industry. And Daryl has led his teams through all this growth and change, as everyone who works with him can attest, with the Company’s mission and values always at the top of his mind, and by caring deeply for and about the people he works with. It has been a pleasure working alongside Daryl, and he will always be a part of the Glass House Family.”

Footnotes and Sources:

1.      Based on Headset and BDS Analytics Data.

About Glass House

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements include, without limitation, the Company’s vision to produce outstanding cannabis products, produced sustainably. All forward-looking statements, including those herein are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company's public filings on SEDAR at www.sedar.com. Accordingly, readers should not place undue reliance on forward-looking statements.

For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR at www.sedar.com. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

SOURCE Glass House Brands Inc.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

ir@glasshousebrands.com

Jamin Horn, General Counsel and Corporate Secretary

T: (562) 264 5078

jamin@glasshousegroup.com